UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

FLEXION THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

OYSTER ACQUISITION COMPANY INC.
(Offeror)
a wholly owned subsidiary of
PACIRA BIOSCIENCES, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
33938J106
(CUSIP Number of Class of Securities)

David Stack
Chief Executive Officer and Chairman
Pacira BioSciences, Inc.
5401 West Kennedy Boulevard, Suite 890
Tampa, Florida 33609
(813) 553-6680
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
with copies to:
Jason Day
Perkins Coie LLP
1900 Sixteenth Street, Suite 1400
Denver, Colorado 80202
(303) 291-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$493,178,877.03	$45,717.68

*
Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated as (a) the product of (i) $9.35, the average of the high and low sales prices per share of Flexion Therapeutics, Inc. (“Flexion”) common stock, par value $0.001 per share (each such share, a “Share”), on October 18, 2021, as reported by the Nasdaq Global Market (which, for purposes of calculating the filing fee only, shall be deemed to be the Option Reference Price (as defined in the Agreement and Plan of Merger filed as Exhibit (d)(1) hereto)), and (ii) 53,188,345 Shares, which consist of (A) 50,320,466 Shares outstanding, (B) 602,216 Shares issuable pursuant to outstanding stock options with an exercise price less than $8.50 per Share (the “Cash Amount”), (C) 61,500 Shares estimated to be issuable pursuant to outstanding stock options with an exercise price that is equal to or more than the Cash Amount and less than the Option Reference Price and (D) 2,204,163 Shares subject to issuance upon settlement of outstanding restricted stock units, less (b) an amount equal to the sum of (i) the product of (A) 602,216 Shares issuable pursuant to outstanding stock options with an exercise price less than the Cash Amount multiplied by (B) the weighted average exercise price for such stock options of $5.92 per Share and (ii) the product of (A) 61,500 Shares estimated to be issuable pursuant to outstanding stock options with an exercise price that is equal to or more than the Cash Amount and less than the Option Reference Price multiplied by (B) the weighted average exercise price for such stock options of $9.22 per Share. The calculation of the filing fee is based on information provided by Flexion as of October 15, 2021.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022 beginning on October 1, 2021, issued August 23, 2021, by multiplying the transaction valuation by 0.00009270.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,717.68	Filing Party:	Oyster Acquisition Company Inc. Pacira BioSciences, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	October 22, 2021

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 22, 2021 (together with this and any subsequent amendments and supplements thereto, the “Schedule TO”) relates to the tender offer by Oyster Acquisition Company Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pacira BioSciences, Inc. (“Pacira”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Flexion Therapeutics, Inc., a Delaware corporation (“Flexion”), at an offer price of (i) $8.50 per Share, in cash, net of applicable withholding taxes and without interest, plus (ii) one contingent value right per Share, which represents the right to receive one or more contingent payments of up to $8.00 per Share in the aggregate, in cash, net of applicable withholding taxes and without interest, which amounts will become payable, if at all, if specified milestones are achieved on or prior to December 31, 2030, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 22, 2021 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.
All the information set forth in the Offer to Purchase, including Schedule I thereto, and in the Letter of Transmittal, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
Item 11.   Additional Information.
The information set forth in the Offer to Purchase under Section 16 — “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is amended and supplemented by replacing the paragraph under the heading “Litigation” on page 60 of the Offer to Purchase with the following:
“As of November 12, 2021, 11 complaints were filed in federal court by purported stockholders of Flexion regarding the Merger. The first complaint was filed on October 22, 2021, in the United States District Court for the Southern District of New York and is captioned Elaine Wang v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-08693. The second complaint was filed on October 28, 2021, in the United States District Court for the Southern District of New York and is captioned Marc Waterman v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-08804 (S.D.N.Y filed October 28, 2021). The third complaint was filed on October 28, 2021, in the United States District Court for the Southern District of New York and is captioned Melinda Turkington v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-08817.  The fourth complaint was filed on November 1, 2021, in the United States District Court for the Southern District of New York and is captioned Barbara Hart v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-08919.  The fifth complaint was filed on November 1, 2021, in the United States District Court for the Southern District of New York and is captioned Lee Beary v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-08925. The sixth complaint was filed on November 2, 2021, in the United States District Court for the Southern District of New York and is captioned Katherine Finger v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-09032. The seventh complaint was filed on November 2, 2021, in the United States District Court for the Eastern District of New York and is captioned David Gruver v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-06106.  The eighth complaint was filed on November 3, 2021, in the United States District Court for the Southern District of New York and is captioned Theodore Meshover v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-09043.  The ninth complaint was filed on November 4, 2021, in the United States District Court for the District of Delaware and is captioned Sam Carlisle v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-01572-UNA.  The tenth complaint was filed on November 4, 2021, in the United States District Court for the Eastern District of Pennsylvania and is captioned Alex Ciccotelli v. Flexion Therapeutics, Inc., et al., Case No. 2:21-cv-04885. The eleventh complaint was filed on November 10, 2021, in the United States District Court for the District of Delaware and is captioned James Murray v. Flexion Therapeutics, Inc., et al., Case No. 1:21-cv-01590-UNA (collectively, the “Complaints”). The Complaints name as defendants Flexion and each member of the Flexion Board (the “Flexion Defendants”). The

Waterman complaint additionally names as defendants Pacira and Purchaser (the “Pacira Defendants” and, together with the Flexion Defendants, the “Defendants”). The plaintiffs generally contend that the Schedule 14D-9 has omitted or misrepresented material information regarding the Merger. The Hart complaint additionally alleges that Flexion engaged in an insufficient sales process and that members of the Flexion Board and Flexion’s management had conflicts of interest with Flexion’s stockholders. The Complaints allege violations of Section 14(d) and/or Section 14(e) of the Exchange Act against all Flexion Defendants, and assert violations of Section 20(a) of the Exchange Act against the members of the Flexion Board. The Waterman complaint additionally alleges violations of Section 14(d), Section 14(e) and Section 20(a) of the Exchange Act against the Pacira Defendants. The Complaints collectively seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) other damages purportedly incurred on account of defendants’ alleged misstatements or omissions; (iv) disclosure of certain information requested by the plaintiffs; (v) declaratory relief stating defendants violated the Exchange Act; and (vi) an award of plaintiffs’ expenses and attorneys’ fees. Each of the Defendants intend to vigorously defend these actions.
Additional lawsuits may be filed against Flexion, the Flexion Board, Pacira and/or Purchaser in connection with the Transactions, this Schedule TO and the Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, Flexion and Pacira will not necessarily announce such additional filings.”

Item 12.   Exhibits.
Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 22, 2021.*
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue SeArvice Form W-9).*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Newspaper Advertisement, as published in The New York Times on October 22, 2021.*
(a)(5)(A)	Joint Press Release issued by Pacira BioSciences, Inc. and Flexion Therapeutics, Inc. on October 11, 2021, incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(a)(5)(B)	Investor Presentation of Pacira BioSciences, Inc., dated as of October 11, 2021, incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(a)(5)(C)	Email to Partners of Pacira BioSciences, Inc., first sent on October 11, 2021, incorporated by reference to Exhibit 99.4 of the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of October 11, 2021, by and among Pacira BioSciences, Inc., Oyster Acquisition Company Inc. and Flexion Therapeutics, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(d)(2)	Form of Contingent Value Right Agreement, incorporated by reference to Exhibit C to Exhibit 2.1 to the Current Report on Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(d)(3)	Form of Tender and Support Agreement, dated as of October 11, 2021, incorporated by reference to Exhibit 10.1 to the Current Report Form 8-K filed by Pacira BioSciences, Inc. on October 12, 2021.
(d)(4)	Confidentiality Agreement, dated as of June 1, 2021, by and between Pacira BioSciences, Inc. and Flexion Therapeutics, Inc.*
(d)(5)	Exclusivity Agreement, dated as of September 25, 2021, by and between Pacira BioSciences, Inc. and Flexion Therapeutics, Inc.*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
OYSTER ACQUISITION COMPANY INC.
By	/s/ Kristen Williams Name: Kristen Williams
Title: Secretary
Date: November 12, 2021
PACIRA BIOSCIENCES, INC.
By	/s/ Kristen Williams Name: Kristen Williams
Title: Chief Administrative Officer and Secretary
Date: November 12, 2021